SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

THE INTERNAL REGULATIONS ON THE NEGOTIATION OF SECURITIES ISSUED BY UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. AND BY UNIBANCO HOLDINGS S.A.

1. Purposes

1.1 The Internal Regulations on the Negotiation of Securities Issued by Unibanco-União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A. (hereinafter referred to as the "POLICY") has the purpose of establishing the procedures to be complied in negotiations with securities issued by Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and by Unibanco Holdings S.A. ("UNIBANCO HOLDINGS"), in accordance with the provisions set forth in the CVM Instruction No. 358, of January 3, 2002 ("Instruction 358").

1.2 The POLICY defines high level standards of procedures which must be observed in the negotiation of securities issued by UNIBANCO and UNIBANCO HOLDINGS, by persons submitted to this POLICY. Such procedures assure an equal and fair treatment to all investors and market agents.

2. Relevant Act or Fact

2.1 A relevant act or fact ("Relevant Act or Fact"), for the purposes of this POLICY, shall be deemed: (i) any decision of the direct or indirect controller shareholders of UNIBANCO and UNIBANCO HOLDINGS ("Controlling Shareholders"); (ii) any resolution of the shareholders general meetings or of the management bodies of UNIBANCO and of UNIBANCO HOLDINGS, as well as (iii) any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the businesses of UNIBANCO or of UNIBANCO HOLDINGS, provided that the acts listed above may reasonably affect:

a) the value of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or attached thereto; or

b) the decision of the investors to purchase, sell or maintain such securities; or

c) the decision of the investors to exercise any rights related to their capacity of holder of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or attached thereto.

2.1.1 Article 2, sole paragraph, of Instruction 358 lists examples of acts and facts that, among others, may be construed as a "Relevant Act or Fact". In any case, the determination of whether or not a certain event shall be construed as a Relevant Act or Fact shall be based on the analysis of the impact thereof in the context of the ordinary activities of UNIBANCO or of UNIBANCO HOLDINGS, as well as on the level of knowledge already held by the market, to avoid that the procedure of disclosure of Relevant Acts or Facts be trivialized.

3. Persons Subject to the Policy

3.1 The following persons are subject to this POLICY:

3.1.1 UNIBANCO and UNIBANCO HOLDINGS;

3.1.2 The direct or indirect Controlling Shareholders of UNIBANCO and UNIBANCO HOLDINGS;

3.1.3 The officers, the members of the Board of Directors, the members of the Audit Committees, the members of the Fiscal Counsel (when applicable) and the members of any bodies with technical or advisory functions, created under the By-laws of UNIBANCO or of UNIBANCO HOLDINGS or their controlled companies;

3.1.4 The officers and members of the Board of Directors of UNIBANCO or of UNIBANCO HOLDINGS, or of their controlled companies, who resign from their position:

(i) and who have no knowledge or have not participated in decision making -process related to potential Relevant Acts or Facts, are not subject to this POLICY;
(ii) and who have knowledge or have participated, during their term of office in decision making -process related to potential Relevant Acts or Facts, are preventing from negotiating with securities issued by UNIBANCO or UNIBANCO HOLDINGS in the imminence of their public disclosure, during a 6 (six) months period or until the disclosure of the Relevant Act or Fact, which occurs first.

3.1.5 The spouse or legal companion, the descendant and any other dependent included in the annual income tax affidavit of persons prevented from negotiating indicated in items 3.1.2, 3.1.3, 3.1.4, as applicable;

3.2 The following persons shall be comparable to the persons prevented from negotiating:

(a) the managers of portfolios and the investment funds, companies or any other institutions or entities in which the persons prevented from negotiating are the only shareholders or in which, by force of agreement, they may materially influence the decision making of negotiations;

(b) any legal entity controlled directly or indirectly by the persons prevented from negotiating;

(c) any person who has knowledge of information related to Relevant Act or Fact knowing that this information has not been disclosed to the marked, specially through any of the persons prevented from negotiating, as well as a consequence of a commercial, professional or trust relationship with UNIBANCO or with UNIBANCO HOLDINGS.

4. Policy Administration and Modification

4.1 It is incumbent upon the Corporate Compliance Department ("Corporate Compliance") the general management of the POLICY.

4.2. It is incumbent upon the negotiation committee ("Negotiation Committee"), subject to the approval of the Board of Directors of UNIBANCO and UNIBANCO HOLDINGS, the analysis of the necessity, discussion and implementation of any and all modification of this POLICY. It is also incumbent upon the Negotiation Committee to perform the activities attributed to them by this POLITY.

4.2.1 The Negotiation Committee shall be composed of 4 (four) members, with the following composition:

a) Investor Relations Officer of UNIBANCO, or any other officer of the same department;
b) Investor Relations Officer of UNIBANCO HOLDINGS, or any other person indicated by him/her;
c) Legal Department Officer of UNIBANCO, or any other person indicated by him/her;
d) Corporate Compliance Officer, or any other person indicated by him/her;

4.2.1.1 Always when deemed necessary, the Negotiation Committee may invite other persons to assist its deliberations, such as, but not limited to, officers responsible for the risks management area and human resources area of UNIBANCO, or any other person indicated by them.

5. Prohibition to the Negotiation

5.1 The persons mentioned in item 3.1 and 3.2 may not negotiate with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be:

a) during the period that proceeds the disclosure of a Relevant Act or Fact of which such persons are aware of;

b) in case such persons are aware of the intention of performing any corporate incorporation, partial or total spin-off, amalgamation, transformation or reorganization involving UNIBANCO or UNIBANCO HOLDINGS;

c) in case transactions involving the sale or purchase of securities issued by UNIBANCO are being implemented by UNIBANCO itself, its controlled companies, affiliated companies or by other company under common control, or in case a mandate or option was granted for the same purpose, exclusively in the dates in which any of the entities mentioned in this paragraph acquires or sells securities issued by UNIBANCO, except for the situations set forth in items 5.1.3 and 5.5. below; and,

(d) in case transactions involving the sale or purchase of securities issued by UNIBANCO HOLDINGS are being implemented by UNIBANCO HOLDINGS itself, its controlled companies, affiliated companies or by other company under common control, or in case a mandate or option was granted for the same purpose, exclusively in the dates in which any of the entities mentioned in this paragraph acquires or sells securities issued by UNIBANCO HOLDINGS, except for the situations set forth in items 5.1.3 and 5.5. below.

5.1.1 The prohibition to negotiate foreseen in item 5.1 above shall not be effective as soon as UNIBANCO or UNIBANCO HOLDINGS, as the case may be, discloses the Relevant Act or Fact.

5.1.2 The Negotiation Committee may extend the prohibition set forth in item 5.1 above for a period subsequent to the disclosure of the Relevant Act or Fact whenever, at its discretion, the negotiation of the referred to securities may jeopardize UNIBANCO, or UNIBANCO HOLDINGS, or their respective shareholders.

5.1.3 The prohibition foreseen in item 5.1 above does not apply:

a) to the acquisition of treasury stock through a private negotiation resulting from the exercise of a purchase option under the Stock Option Plan of UNIBANCO -Performance;

b) to the sell of the shares acquired in accordance with item 5.1.3 (a), provided that such selling occurs immediately after their acquisition;

c) to the exercise by UNIBANCO of its pre-emptive right under the terms of the Stock Option Plan of UNIBANCO - Performance;

d) to the private negotiation carried out among persons listed in item 3.1, being such private negotiation those performed out of the stock market and of over-the-counter market.

5.2 The persons listed in items 3.1.1, 3.1.2, 3.1.3 and 3.2 (c) shall also not negotiate with securities issued by UNIBANCO or UNIBANCO HOLDINGS, as the case may be:

a) during a 15 (fifteen)- days period preceding the quarterly (ITR) and annual (DFP and IAN, as published within 30 days after the Ordinary General Shareholders Meeting) disclosure of UNIBANCO and UNIBANCO HOLDINGS; and

b) during the period between the decision, taken by the competent corporate body, to increase the share capital, to distribute dividends, bonus in shares or its derivatives, or to approve splitting, and the publication of the respective public biddings or advertisement.

5.3 In the event of (i) any agreement or contract has been celebrated with the purpose of transferring the control of UNIBANCO or of UNIBANCO HOLDINGS, (ii) a mandate or option have been granted for the same purpose, or (iii) there exists the willingness of performing corporate transactions involving the incorporation, partial or total spin-off, amalgamation, transformation or reorganization involving UNIBANCO or UNIBANCO HOLDINGS, and until such transactions are not disclosed through the publication of a Relevant Act or Fact, the respective Board of Directors of UNIBANCO and UNIBANCO HOLDINGS may not deliberate the acquisition or sale of securities issued by such companies.

5.4 Always in the course of transactions negotiated by UNIBANCO or by UNIBANCO HOLDINGS, involving sale and purchase options attached to shares issued by such companies, for the purposes of canceling, maintaining in treasury or selling such shares,

UNIBANCO and UNIBANCO HOLDINGS may not be a counterparty in transactions involving securities issued by them and carried out by persons listed in items 3.1.2 and 3.1.3.

5.5 Provided that the terms and conditions of this POLICY are observed, and that UNIBANCO and UNIBANCO HOLDINGS are not a counterparty, the Controlling Shareholder and the persons mentioned in items 3.1.3, 3.1.4, 3.1.5 and 3.2 above may:

a) purchase securities issued by UNIBANCO or by UNIBANCO HOLDINGS, or attached thereto, in the same day in which the referred to companies, their controlled companies, affiliates or another company under the common control, sell treasury stock, or a mandate or option is granted for the same purpose;

b) sell securities issued by UNIBANCO or by UNIBANCO HOLDINGS, or attached thereto, in the same day in which the referred to companies, their controlled companies, affiliates or another company under the common control, purchase treasury stock, or a mandate or option is granted for the same purpose;

5.6 The Negotiation Committee may, independently of justification or of the existence of Relevant Act or Fact not disclosed, establish other periods ("black- out periods") during which the negotiation of securities will be forbidden, always when deemed necessary to the defense of the interests of UNIBANCO or UNIBANCO Holdings. The persons who were prevented from negotiating shall maintain confidentiality with respect to such periods.

5.6.1 The Negotiation Committee may extend the restrictions of the black-out periods to negotiations foreseen in individual investment program ("Individual Investment Program"), set forth in item 6 of this POLICY.

5.7 Provided that the terms and conditions set forth in this POLICY are observed, the persons listed in items 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5 and 3.2 (c) may negotiate with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, exclusively through Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. or Unibanco Securities Inc., as the case may be, for the negotiation of securities regulated in this POLICY.

5.7.1. Eventual open positions, involving securities issued by UNIBANCO or by UNIBANCO HOLDINGS, pertaining to persons mentioned in items 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5 and 3.2 (b) and (c) held by other brokerage firms, shall be transferred to the brokerage firms listed in item 5.7. , within a maximum term of 60 days from the publication of this POLICY or from the date they assumed their position.

5.8 The persons referred to in items 3.1 and 3.2. (b) and (c) above should keep in its portfolio the securities issued by UNIBANCO and by UNIBANCO HOLDINGS for a period of at least 90 (ninety) days as of the date of acquisition of such securities (“Holding Period”). The obligation provided in this item does not apply in the cases provided in items 5.1.3 and 5.5.

6. Individual Investment Program

6.1 Provided that the terms and conditions of this POLICY are observed, the persons mentioned in items 3.1.2 and 3.1.3 may elaborate Individual Investment Program, in which it will be indicated, in a detailed way, their individual policy with respect to the negotiation with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be.

6.1.1 The person interested in having its own Individual Investment Program shall indicate the approximate amount of funds to be invested, or the sum of securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be, to be negotiated, for the term of its duration, always respecting the prohibition established in item 5.2 (a).

6.1.2 The Corporate Compliance shall be notified, through a 15 days prior and written notice, about any amendments to the Individual Investment Program or in the forecasting of its performance. In the occurrence of unexpected events, in which the prior notice will not be possible, the Corporate Compliance shall be informed about the reasons of the amendments or not-compliance with the Individual Investment Program as soon as possible.

6.2 The Individual Investment Program will last at least 6 (six) months and shall be submitted to the approval of Corporate Compliance 15 (fifteen) days prior to the first negotiation set forth therein.

6.2.1 The Corporate Compliance may refuse the filing of the Individual Investment Program which is in disagreement with this POLICY or with the regulation in force.

6.2.2 The Individual Investment Program shall not be filed neither modified in the imminence of the disclosure of a Relevant Act or Fact to the market.

6.2.3 Once the Individual Investment Program is approved, the Investor Relations Officer shall make it available, whenever demanded, to the São Paulo Stock Exchange ("BOVESPA"), to the Brazilian Security and Exchange Commission ("CVM"), to the United States Securities and Exchange Commission ("SEC") and to the New York Stock Exchange ("NYSE").

7. Disclosure of Information

7.1 The disclosure of information as a result of the negotiation of securities issued by UNIBANCO or UNIBANCO HOLDINGS shall be made in compliance with the Institutional Policy of Information Disclosure by Unibanco - União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A.

8. General Provisions

8.1 The prohibitions established in this POLICY shall apply, as the case may be:

a) to the negotiations carried out through the stock exchange and to those carried out without the intermediation of an institution which makes part of the distribution system, except for the provisions set forth in item 5.1.3 (d);

b) to the negotiations carried out directly or indirectly by the persons mentioned in item 3.1, whether such negotiations take place through a company controlled by UNIBANCO or by UNIBANCO HOLDINGS, or through third parties with which a trust or portfolio administration agreement is entered into.

8.1.1 The negotiations carried out through investment funds on which the persons mentioned in items 3.1 and 3.2 are quotaholders shall not be considered indirect negotiations, provided that such funds are not exclusive and the decisions of negotiation by its administrator may not be affected by the quotaholders.

8.2 This POLICY, upon approval by the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS, shall be informed to all persons who hold in the present moment or in the future the positions mentioned in items 3.1 and 3.2, obtaining from them their respective formal consent, in an instrument which shall be filed at the headquarters of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be. The mentioned formal consent shall be made effective through the execution of the Adhesion Term (Exhibit I), which shall be controlled by the Corporate Compliance.

8.3. The persons subject to this POLICY in accordance with items 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5 and 3.2 (c) shall communicate the changing on their shareholding positions in UNIBANCO and/or UNIBANCO HOLDINGS, if any, in accordance with Exhibit I, within a maximum term of 5 days after the month in which the changing occurs.

8.3.1 Any modification or review to this POLICY shall be subject to the approval of the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS.

8.3.2 This POLICY shall not be approved or amended in the imminence of the disclosure of a Relevant Act or Fact to the market.

8.4 The provisions of this POLICY do not exclude the responsibility, by virtue of legal and regulatory provisions, of third parties not directly related to UNIBANCO and/or to UNIBANCO HOLDINGS, which have the knowledge of a Relevant Act or Fact and which may negotiate with securities issued by UNIBANCO and/or by UNIBANCO HOLDINGS.

8.5 The non compliance with the provisions of this POLICY shall subject the violator to disciplinary sanctions, without prejudice of administrative, civil and criminal applicable sanctions. In case of a severe infraction, the Corporate Compliance will submit the issue to the Negotiation Committee for the analysis of the measures to be taken in this respect.

EXHIBIT I OF THE INTERNAL REGULATIONS ON THE NEGOTIATION OF SECURITIES ISSUED BY UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. AND BY UNIBANCO HOLDINGS S.A.

ADHESION TERM TO THE INTERNAL REGULATIONS ON THE NEGOTIATION OF SECURITIES ISSUED BY UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. AND BY UNIBANCO HOLDINGS S.A.

[name and qualification], resident and domiciled at [ ], bearer of the Identity Card [RG or RNE] n.º [number and issuer authority]], enrolled with the Individual National Taxpayer Registry of the Ministry of the Finance (“CPF/MF”) under N [ ], hereinafter referred to as “Declaror”, as the [indicate position, activity or relation with the company at [Unibanco – União de Bancos Brasileiros S.A. or Unibanco Holdings S.A.], a company with registered office at Av. Eusébio Matoso, n.º 891, [22º floor], São Paulo, Capital City, enrolled with the Corporate Taxpayers Registry under N. [33.700.394/0001 -40 or 00.022.034/0001 -87], hereinafter referred to as “Company”, states hereby complete knowledge of the terms of the Internal Regulations on the Negotiation of Securities Issued by Unibanco-União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A.. (“Policy”), a copy of which is attached herewith, and therefore acting in accordance with the regulation set forth therein. In addition, he/she states that he/she is also aware that failure to comply with the provisions of such Policy will subject the offender to disciplinary sanctions, without distracting from the applicable administrative, civil and penal sanction.

Moreover, I declare that: (reserved to persons that have, have had or have the intention to have securities issued by UNIBANCO and by UNIBANCO Holdings)

I. Propose of my participation and amount aimed:

II – Number of stocks, subscription warrants, as well as rights of stock subscription, stock options, by type and class, held currently or previously, direct or indirectly, by me or by any person related to me in the terms of the items 3.1.5 and 3.2:

III – Number of debentures convertible into stock held currently or previously , direct or indirectly held, by me or by any person related to me in the terms of the items 3.1.5 and 3.2: (explain the amount of stock subject of the possible conversion by type and class):

IV – Indicate any agreement or contract that regulates the right to vote or to purchase and sell securities issued by UNIBANCO and/or by UNIBANCO HOLDINGS which he/she is a part to:

I commit myself to immediately communicate to Compliance – Administration of Conflicts and Controls any modification in the position.

The Declaror executes this Adhesion Term in two counterparts of equal content and form, in the presence of the undersigned witnesses.

São Paulo, [ ]

[Name of the Declaror]

Wittiness:

1. _____________________________________________	2. _____________________________________________
Name	Name
R.G.:	R.G.:
CPF:	CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.